Dallin G. Drescher – Attorney at Law

1731 N Gregory Dr.

Layton, UT 84041

dallin@drescherlawgroup.com

Admitted in the State of Utah

February 13, 2023

Attorney Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re: Nitches, Inc.

Amendment No. 2 to Offering Statement on Form 1-A

Filed January 26, 2023

File No. 024-1202

Dear Mr. King:

In response to your letter dated February 10, 2023, the following information is hereby submitted on behalf of Nitches, Inc. (the "Company"). Amendment No. 3 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Form 1-A/A filed January 26, 2023

Our Business, page 6

1.We note your response to comment 8 and reissue in part. Please disclose where geographically the manufacturers the Company has relationships with are located and any risk factors associated therewith.

Response: We have disclosed that to date, our manufacturers have been located in Hong Kong, however we are continually evaluating prospects in other countries. Because we work with our manufacturers on a per-project basis and do not have any long-term agreements or commitments, we believe that the risks associated with these manufacturers are minimal. However, we have included additional risk factors related to our manufacturers in Amendment No. 3.

Executive Compensation, page 38

2.Please update your compensation disclosure to reflect the fiscal year ended August 31, 2022.

Response: We have updated the compensation disclosure accordingly.

3.We note your responses to comments 1 and 2. Please confirm that you have ceased all activities/initiatives involving NFTs other than in regards to OVS. Please also explain your ongoing role(s) relating to the POM project and the related POM NFTs, including any fees that you are entitled o in connection with resales.

Response: We have updated the disclosure accordingly. We confirm that we have ceased all activities/initiatives involving NFTs other than in regards to OVS. We have updated the disclosure to provide in greater detail the gas fees that we are entitled to in connection with resales, although we expect those fees to be minimal. We have also clarified that our ongoing role relating to the POM project is promotion and sale of the product line in accordance with our brand ambassador agreement.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. If you need anything further, please contact me at 385-456-7533 or at dallin@drescherlawgroup.com.

Sincerely,

DRESCHER LAW GROUP, PLLC

/s/ Dallin G. Drescher

Dallin G. Drescher

Counsel for Nitches, Inc.